

11017743



'ATES
————— ———— .ANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 053371

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H & L EQUITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1175 PEACHTREE STREET, NE, 100 COLONY SQUARE, SUITE 2120___
                                        (No. and Street)

___ATLANTA___   ___GEORGIA___   ___30361-6206___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___PHYLLIS J. BECK___   ___404-892-3300___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   ROBERT S. BLAD, CPA (ROBERT S. BLAD, P.C.)

                          (Name – *if individual, state last, first, middle name*)

   ___1832 INDEPENDENCE SQUARE, SUITE A, DUNWOODY, GEORGIA   30338___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

   X☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ PHYLLIS J. BECK _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ H & L EQUITIES, LLC _____ , as

of _____ DECEMBER 31 _____ , 20 __10__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Phyllis J Beck

Signature

General Securities Principal

Title

Mary L. Crace

Notary Public

> MARY L. CRACE
> NOTARY PUBLIC
> Fulton County
> State of Georgia
> My Comm. Expires September 20, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

H & L EQUITIES, LLC

TABLE OF CONTENTS

Robert S. Blad, P.C.

Certified Public Accountant

Member of:
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT



To the Members of
H & L Equities, LLC
Atlanta, Georgia

I have audited the accompanying statements of financial condition of H & L Equities, LLC, as of December 31, 2010 and 2009, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H & L Equities, LLC, as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1,2,3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

February 21, 2011
Dunwoody, Georgia

-2-

H & L EQUITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

	As of December 31,	
	2010	2009

ASSETS

	2010	2009
CURRENT:		
Cash	$ 52,257	$ 37,360
Commissions receivable	37,500	37,500
Prepaids	2,338	1,942
	$ 92,095	$ 76,802

LIABILITIES AND MEMBERS' EQUITY

	2010	2009
CURRENT LIABILITIES:		
Commissions payable	$ 23,762	$ 22,500
MEMBERS' EQUITY	68,333	54,302
	$ 92,095	$ 76,802

See accompanying notes to financial statements

-3-

H & L EQUITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

| | Year Ended December 31, | |
	2010	2009
REVENUES:		
Commissions (Note 2)	$ 496,580	$ 483,155
EXPENSES:		
Commissions	297,948	289,893
Overhead (Note 2)	36,144	4,160
Professional fee	9,908	9,104
Licenses and registration fee	7,688	6,128
Insurance	327	327
Other	6,617	4,455
TOTAL EXPENSES	(358,632)	(314,067)
OTHER INCOME	83	92
NET INCOME	138,031	169,180
CAPITAL CONTRIBUTIONS	10,000	-
DISTRIBUTIONS	(134,000)	(162,400)
MEMBERS' EQUITY, beginning of year	54,302	47,522
MEMBERS' EQUITY, end of year	$ 68,333	$ 54,302

See accompanying notes to financial statements

H & L EQUITIES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 138,031	$ 169,180
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in assets and liabilities:		
Receivables	-	(25,600)
Prepaids	(396)	(1,037)
Commissions payable	1,262	15,360
Net cash flows from operating activities	138,897	157,903
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions	(134,000)	(162,400)
Capital contributions	10,000	-
Net cash flows from financing activities	(124,000)	(162,400)
INCREASE (DECREASE) IN CASH	14,897	(4,497)
CASH, beginning of year	37,360	41,857
CASH, end of year	$ 52,257	$ 37,360

See accompanying notes to financial statements

H & L EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION

The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of securities. The Company is registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority ("FINRA"); and the states of Georgia, Florida, South Carolina, North Carolina, Maryland, Oklahoma, Pennsylvania, Texas and Virginia Securities Commissions. Pursuant to this registration, the Company must maintain a minimum Net Capital, as defined by Rule 15c3-1 of the Securities Exchange Act of 1934, of $5,000 and is not authorized to hold securities or funds for customers.

INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

REVENUE RECOGNITION

Commission income and the related expense are recorded when the security is purchased or sold.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. In 2010 and 2009, the Company made no income tax or interest payments.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires reliance on accounting information based on estimates which may or may not come true in the near future.

H & L EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Concluded)

SUBSEQUENT EVENTS

Subsequent events have been evaluated through the report date, which is the date the financials were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

Overhead expense reflects amounts paid to an affiliate for the Company's share of overhead expenses in accordance with an expense allocation agreement.

For 2010 and 2009, all of commissions income related to commissions earned on offerings of shares in various Real Estate Investment Trusts (REITS) administrated by an affiliate.

H & L EQUITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

DECEMBER 31, 2010

Total members' equity from the balance sheet	$ 68,333
Less non-allowable assets:	
Prepaids	(2,338)
Commissions receivable*	(15,000)
Net Capital	$ 50,995

* allowable to extent of related commissions payable

H & L EQUITIES, LLC

RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)

DECEMBER 31, 2010

	Reported In Unaudited Part II A Focus Report	Difference	Reported In Audited Financial Statement
Total members' equity from the balance sheet	$ 68,333	$ -	$ 68,333
Less non allowable assets	(17,338)	-	(17,338)
Net Capital	$ 50,995	$ -	$ 50,995

H & L EQUITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC
NET CAPITAL REQUIREMENT
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

DECEMBER 31, 2010

Aggregate Indebtedness

Commissions payable	$ 22,500
Total Aggregate Indebtedness	$ 22,500
Total Aggregate Indebtedness to Net Capital	.441 to 1

Basic Net Capital Requirement

Minimum Net Capital requirement	$ 5,000
Net Capital - SCHEDULE 1	$ 50,995
Excess Net Capital	$ 45,995

H & L EQUITIES, LLC

STATEMENT OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENT OF
SUBORDINATED LIABILITIES

YEAR ENDED DECEMBER 31, 2010

STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3

The Company is exempt from compliance with rule 15c3-3. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the period of inception through December 31, 2010.

STATEMENT OF SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of December 31, 2010.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Members of
 H & L Equities, LLC
 Atlanta, Georgia

In planning and performing my audit of the financial statements and supplemental schedules of H & L Equities, LLC, for the year ended December 31, 2010, I considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of H & L Equities, LLC's internal control. Accordingly, I do not express an opinion on the effectiveness of the Organization's internal control.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives in rule 17a-5(g) in making periodic computations of Aggregate Indebtedness and Net Capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. I consider the following deficiency in internal controls to be a significant deficiency.

There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis. My consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, I believe the significant deficiency described above is not a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objective.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
(CONCLUDED)

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

February 21, 2011
Dunwoody, Georgia

H & L EQUITIES, LLC

AUDITED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

Robert S.
Blad, P.C.